SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 June, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 10 June 2015
Exhibit 1.2	Director/PDMR Shareholding dated 19 June 2015
Exhibit 1.3	Director/PDMR Shareholding dated 23 June 2015
Exhibit 1.4	Director Declaration dated 26 June 2015
Exhibit 1.5	Director/PDMR Shareholding dated 26 June 2015
Exhibit 1.6	Total Voting Rights dated 30 June 2015

Exhibit 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 June 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 June 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.4135 per share through participation in the BP ShareMatch UK Plan on 10 June 2015:-

Director

Dr B. Gilvary                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney              73 shares
Mr D. Sanyal               70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 June 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 19 June 2015 BP p.l.c. was notified that the following individuals acquired in London, the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference Share Price of $7.10 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	246
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	470

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 June 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 23 June 2015 that on 22 June 2015 Mr Ian Davis, a Director of BP p.l.c., acquired in London, 320 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.100 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c. - Director Declaration
BP p.l.c. - 26 June 2015

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Paula Rosput Reynolds, a Non-Executive Director of BP p.l.c. has advised that she stepped down as an Independent, Non-Executive Director of Delta Air Lines, Inc. on 25 June 2015.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 26 June 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 25 June 2015 that on 19 June 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £4.34190 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr R. Bondy	12512
Mr M.T Erginbilgic	3218
Mr B. Looney	3376
Mr D. Sanyal	8089
Mr H. Schuster	4495

BP p.l.c. was also notified on 25 June 2015 that on 19 June 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £4.31350 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	98	N/A	N/A
Mr B. Looney	97	N/A	N/A
Mr M.T Erginbilgic	N/A	N/A	32
Mr D. Sanyal	205	14	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 June 2015

BP p.l.c.
Total voting rights and share capital

As at 30 June 2015, the issued share capital of BP p.l.c. comprised 18,279,757,796 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,760,817,986. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,284,840,296. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated:  06 July 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary